The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated October 27, 2021

Pricing supplement To prospectus dated April 8, 2020, prospectus supplement dated April 8, 2020 and product supplement no. 1-II dated November 4, 2020	Registration Statement Nos. 333-236659 and 333-236659-01 Dated November , 2021; Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments

$

Callable Fixed to Floating Rate Notes Linked to the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due November 17, 2036
Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. maturing November 17, 2036, subject to postponement as described below.
•	The notes are designed for investors who (i) believe that the 30-Year U.S. Dollar ICE Swap Rate will be greater than the 2-Year U.S. Dollar ICE Swap Rate on each Determination Date (ii) who seek periodic interest payments that will accrue (a) for the Initial Interest Periods, at a rate of 5.00% per annum and (b) for each other Interest Period, at a per annum rate equal to (i) the Spread (the 30-Year ICE Swap Rate minus the 2-Year ICE Swap Rate) on the applicable Determination Date for such Interest Period multiplied by (ii) the Multiplier, subject to the Maximum Interest Rate and the Minimum Interest Rate.
•	The notes have a relatively long maturity relative to other fixed income products. Longer dated notes may be more risky than shorter dated notes. See “Selected Risk Considerations” in this pricing supplement.
•	After the Initial Interest Periods, if the Spread on the applicable Determination Date times the Multiplier is less than or equal to 0.00%, the Interest Rate for such Interest Period will be equal to the Minimum Interest Rate of 0.00% per annum. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Interest on the notes after the Initial Interest Periods will be calculated based on the applicable Interest Rate for such Interest Period, which will be equal to (i) the Spread on the applicable Determination Date times (ii) the Multiplier (subject to the Maximum Interest Rate and the Minimum Interest Rate). In no event will the Interest Rate be greater than the Maximum Interest Rate as set forth below or less than the Minimum Interest Rate of 0.00% per annum.
•	At our option, we may call your notes prior to their scheduled Maturity Date on one of the Redemption Dates set forth below. For more information, see “Key Terms” and “Selected Risk Considerations” in this pricing supplement.
•	The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement, will supersede the terms set forth in product supplement.
•	Notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.
•	The notes are expected to price on or about November 15, 2021 and are expected to settle on or about November 17, 2021.

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the outstanding principal amount of your notes plus any accrued and unpaid interest.
Redemption Feature:	On the 17th day of each February, May, August and November of each year (each, a “Redemption Date”), commencing on November 17, 2022 and ending on the Maturity Date, we may redeem your notes in whole but not in part at a price equal to 100% of the principal amount being redeemed plus any accrued and unpaid interest to but excluding the Redemption Date, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement. If we intend to redeem your notes, we will deliver notice to The Depository Trust Company (“DTC”) at least 5 Business Days prior to the applicable Redemption Date.
Interest:	We will pay you interest on each Interest Payment Date based on the applicable Day Count Fraction and subject to the Interest Accrual Convention, as applicable, described below and in the accompanying product supplement.
Initial Interest Period(s):	The Interest Periods during the period beginning on and including the Original Issue Date of the notes and ending on but excluding November 17, 2022.
Initial Interest Rate:	5.00% per annum
Interest Period:	The period beginning on and including the Original Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 17th day of each February, May, August and November of each year, commencing on February 17, 2022 to and including the Maturity Date, subject to the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	For each Initial Interest Period, the Initial Interest Rate. For each Interest Period (other than an Initial Interest Period), (i) the Spread times (ii) the Multiplier, subject to the Maximum Interest Rate and the Minimum Interest Rate. If, on the applicable Determination Date, the Spread times the Multiplier is equal to or less than 0.00%, interest will accrue at a rate of 0.00% per annum for that Interest Period.
Spread:	With respect to each Interest Period (after the Initial Interest Periods), the 30-Year ICE Swap Rate minus the 2-Year ICE Swap Rate, as determined on the applicable Determination Date. If, on the applicable Determination Date, the 30-Year ICE Swap Rate does not exceed the 2-Year ICE Swap Rate, interest will accrue at a rate of 0.00% per annum for that Interest Period.
Multiplier:	4.0
Minimum Interest Rate:	With respect to each Interest Period (other than an Initial Interest Period), 0.00% per annum
Maximum Interest Rate:	With respect to each Interest Period (other than an Initial Interest Period), 10.00% per annum
Business Day:	Any day other than a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted
Determination Date:	For each Interest Period (other than the Initial Interest Periods), the second U.S. Government Securities Business Day immediately preceding the beginning of the applicable Interest Period.
U.S. Government Securities Business Day:	Any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
30-Year ICE Swap Rate:	With respect to any Determination Date, the 30-Year U.S. Dollar ICE Swap Rate, which is the rate for a U.S. dollar swap with a designated maturity of 30 years that appears on Reuters Screen ICESWAP1 Page (or any successor page) at approximately 11:00 a.m., New York City time, on the Determination Date, as determined by the Calculation Agent. On the applicable Determination Date, if the 30-Year ICE Swap Rate cannot be determined by reference to Reuters Screen ICESWAP1 Page (or any successor page), then the Calculation Agent will determine the 30-Year ICE Swap Rate in accordance with the procedures set forth under “The Underlyings — Base Rates — USD ICE Swap Rate” in the accompanying product supplement.
2-Year ICE Swap Rate:

With respect to any Determination Date, the 2-Year U.S. Dollar ICE Swap Rate, which is the rate for a U.S. dollar swap with a designated maturity of 2 years that appears on Reuters Screen ICESWAP1 Page (or any successor page) at approximately 11:00 a.m., New York City time, on the Determination Date, as determined by the Calculation Agent. On the applicable Determination Date, if the 2-Year ICE Swap Rate cannot be determined by reference to Reuters Screen ICESWAP1 Page (or any successor page), then the Calculation Agent will determine the 2-Year ICE Swap Rate in accordance with the procedures set forth under “The Underlyings — Base Rates — USD ICE Swap Rate” in the accompanying product supplement.

We refer to the 30-Year ICE Swap Rate and the 2-Year ICE Swap Rate each as a “ICE Swap Rate” and together as the “ICE Swap Rates”.

Other Key Terms:	Please see “Additional Key Terms” in this pricing supplement for other key terms.

Investing in the Callable Fixed to Floating Rate Notes involves a number of risks. See “Risk Factors” beginning on page PS-18 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions would be approximately $25.00 per $1,000 principal amount note and in no event will these selling commissions exceed $45.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today the estimated value of the notes would be approximately $942.60 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $910.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

November      , 2021

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement, relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated November 4, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320021464/dp139380_424b2-psupp1ii.htm
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Pricing Date:	November 15, 2021, subject to the Business Day Convention.
Original Issue Date (Settlement Date):	On or about November 17, 2021, subject to the Business Day Convention.
Maturity Date:	November 17, 2036, subject to the Business Day Convention.
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	48130UYV1

JPMorgan Structured Investments —	PS-1
Callable Fixed to Floating Rate Notes Linked to the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due November 17, 2036

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON EARLY REDEMPTION – Regardless of the performance of the ICE Swap Rates, we will pay you at least the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to redeem the notes Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount at maturity or upon early redemption is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date. For the Initial Interest Periods, the notes will pay at a fixed Interest Rate. After the Initial Interest Periods, the notes will pay an interest rate per annum equal to (i) the Spread times (ii) the Multiplier, provided that such rate will not be less than the Minimum Interest Rate of 0.00% per annum or greater than the Maximum Interest Rate of 10.00%. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL EARLY REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on each of the Redemption Dates set forth above, commencing on November 17, 2022, at a price equal to 100% of the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described on the cover of this pricing supplement and in the accompanying product supplement. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the Business Day immediately preceding the applicable Redemption Date. Even in cases where the notes are called before maturity, noteholders are not entitled to any fees or commissions described on the front cover of this pricing supplement.
•	TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement. Subject to the limitations described therein, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to accrue and recognize original issue discount (“OID”) as interest income in each year at the “comparable yield,” as determined by us, even though the actual interest payments made with respect to the notes during a taxable year may differ from the amount of OID that must be accrued during that taxable year. In addition, solely for purposes of determining the amount of OID that you will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. You will be required to make adjustments to the amount of OID you must recognize each taxable year to reflect the difference, if any, between the actual amount of interest payments made and the projected amount of the interest payments (as reflected in the projected payment schedule). Under the forgoing rules, you will not be required to separately include in income the interest payments you receive with respect to the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your tax basis, if any, will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisors with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
•	Non-U.S. Holders should also note that a withholding tax of 30% could be imposed on payments made on the notes to certain foreign entities unless information reporting and diligence requirements are met, as described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to Non-U.S. Holders” in the accompanying product supplement.
•	COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the final pricing supplement for the notes. If the notes had been issued on October 26, 2021 and we had determined the comparable yield on that date, it would have been an annual rate of 3.02%, compounded semiannually. The actual comparable yield that we will determine for the notes may be higher or lower than 3.02%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities at the time of issuance. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount of any payment that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE, OTHER THAN DURING THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE AND WILL NOT EXCEED THE MAXIMUM INTEREST RATE — The terms of the notes differ from those of ordinary debt securities in that the rate of interest you will receive after the Initial Interest

JPMorgan Structured Investments —	PS-2
Callable Fixed to Floating Rate Notes Linked to the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due November 17, 2036

Periods is not fixed, but will vary based on the Spread on the applicable Determination Date, provided that the Interest Rate for any Interest Period after the Initial Interest Periods will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate. If the Interest Rate for an Interest Period after the Initial Interest Periods is equal to the Minimum Interest Rate, which will occur if the 30-Year ICE Swap Rate does not exceed the 2-Year ICE Swap Rate on the applicable Determination Date, no interest will be payable with respect to that Interest Period. Accordingly, if the 30-Year ICE Swap Rate does not exceed the 2-Year ICE Swap Rate on the Determination Date applicable to some or all of the Interest Periods after the Initial Interest Periods, you may not receive any interest payments for an extended period over the term of the notes.

•	THE INTEREST RATE ON THE NOTES AFTER THE INITIAL INTEREST PERIODS IS SUBJECT TO A MAXIMUM INTEREST RATE — After the Initial Interest Periods, the rate of interest payable on the notes is variable; however, it is subject to a Maximum Interest Rate. The Interest Rate on the notes after the Initial Interest Periods will not exceed the Maximum Interest Rate of 10.00% per annum.
•	THE INTEREST RATE ON THE NOTES MAY BE BELOW THE RATE OTHERWISE PAYABLE ON SIMILAR VARIABLE RATE notes ISSUED BY US — The value of the notes will depend on the Interest Rate on the notes, which after the Initial Interest Periods will be affected by the Spread. If the Spread times the Multiplier is less than or equal to 0.00% on any Determination Date, the Interest Rate on the notes may be less than returns on similar variable rate notes issued by us that are not linked to the ICE Swap Rates or that are only linked to one of the ICE Swap Rates. We have no control over any fluctuations in the ICE Swap Rates.
•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur. The applicable discount rate, which is the prevailing rate in the market for notes of the same tenor, will likely be higher for notes with longer tenors than if you had purchased a note with a shorter tenor. Therefore, assuming the notes have not been called and that short term rates rise, as described above, the market value of a longer dated note will be lower than the market value of a comparable short term note with similar terms.
•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus accrued and unpaid interest to, but not including the Redemption Date. The aggregate amount that you will receive through and including the Redemption Date may be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date. We may choose to call the notes early, for example, if U.S. interest rates decrease significantly or if volatility of U.S. interest rates decreases significantly.
•	VARIABLE RATE NOTES DIFFER FROM FIXED RATE NOTES — After the Initial Interest Periods, the rate of interest on your notes will be variable and determined based on (i) the Spread times (ii) the Multiplier on the applicable Determination Date, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes

JPMorgan Structured Investments —	PS-3
Callable Fixed to Floating Rate Notes Linked to the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due November 17, 2036

when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities as well as modeling and structuring the economic terms of the notes, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.

•	THE INTEREST RATE ON THE NOTES IS BASED ON THE SPREAD, AND THEREFORE ON THE PERFORMANCE AND RELATIVE PERFORMANCE OF LONGER AND SHORTER TERM INTEREST RATES, WHICH MAY RESULT IN THE APPLICATION OF THE MINIMUM INTEREST RATE — The Spread is calculated as (a) the 30-Year ICE Swap Rate minus (b) the 2-Year ICE Swap Rate. The ICE Swap Rates may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on the ICE Swap Rates or may be partially offset by other factors. We cannot predict the factors that may cause the ICE Swap Rates, and consequently the Spread, to increase or decrease. As the Interest Rate after the Initial Interests Periods will be equal to (i) the Spread times (ii) the Multiplier, if the Spread times the Multiplier is equal to or less than 0.00% (indicating that the 30-Year ICE Swap Rate does not exceed the 2-Year ICE Swap Rate) on a Determination Date, the Interest Rate for the corresponding Interest Period will be equal to the Minimum Interest Rate. The amount of interest you accrue on the notes in any Interest Period (other than an Initial Interest Period) may therefore decrease even if either or both of the ICE Swap Rates increase. Under these circumstances, particularly if short term interest rates rise significantly relative to long term interest rates, the Interest Rate during any Interest Period (other than an Initial Interest Period) may be equal to 0.00% per annum, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to

JPMorgan Structured Investments —	PS-4
Callable Fixed to Floating Rate Notes Linked to the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due November 17, 2036

this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, and estimated hedging costs, including, but not limited to:
•	the performance of the ICE Swap Rates;
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the time to maturity of the notes;
•	the expected positive or negative correlation between the ICE Swap Rates or the expected absence of such correlation;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Like many long- term notes with short term call dates, secondary prices can drop sharply if the market shifts from assuming a call to assuming the note will be left outstanding indefinitely, particularly when after the call date passes, the payout shifts from fixed rate to floating.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	SECONDARY MARKET PRICES OF THE NOTES ARE SENSITIVE TO BOTH INTEREST RATES — If interest rates rise generally, the secondary market prices of the notes will be adversely impacted because of the relatively long term of the notes and the increased probability that that the Interest Rate for the notes will be less than such rates.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MARKET FACTORS MAY INFLUENCE WHETHER WE EXERCISE OUR RIGHT TO REDEEM THE NOTES PRIOR TO THEIR SCHEDULED MATURITY — We have the right to redeem the notes prior to the Maturity Date, in whole but not in part, on the specified Redemption Dates. It is more likely that we will redeem the notes prior to the Maturity Date if the Spread times the Multiplier is greater than or equal to 0.00% on the applicable Determination Date (meaning the 30-Year Ice Swap Rate exceeds the 2-Year ICE Swap Rate). If the notes are called prior to the Maturity Date, you may be unable to invest in certificates of deposit with similar risk and yield as the notes. Your ability to realize a higher than market yield on the notes is limited by our right to redeem the notes prior to their scheduled maturity, which may adversely affect the value of the notes in the secondary market, if any.
•	The INTEREST RATE will be affected by a number of factors — After the Initial Interest Periods, the interest rate will depend primarily on the ICE Swap Rates. A number of factors can affect the value of your notes and/or the amount of interest that you will receive, including, but not limited to:
•	changes in, or perceptions, about the future ICE Swap Rates;
•	general economic conditions;
•	prevailing interest rates; and
•	policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

JPMorgan Structured Investments —	PS-5
Callable Fixed to Floating Rate Notes Linked to the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due November 17, 2036

•	The ICE Swap Rates may be volatile — The ICE Swap Rates are subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
•	sentiment regarding the U.S. and global economies;
•	expectation regarding the level of price inflation;
•	sentiment regarding credit quality in U.S. and global credit markets;
•	central bank policy regarding interest rates; and
•	performance of capital markets.
•	A LACK OF PREFERRED INPUT DATA MAY IMPACT IBA’S ABILITY TO CALCULATE AND PUBLISH THE ICE SWAP RATES — The methodology for the calculation of each ICE Swap Rate uses input data consisting of quotes for prices and volumes of USD LIBOR-linked swaps, including quotes from interdealer broker screens. The methodology employs a ‘waterfall approach’, as described below, taking into account available data in three levels of preference. If preferred data is unavailable (including, for example, due to interdealer brokers replacing trading of USD LIBOR-linked linear swaps with trading of SOFR-linked linear swaps as recommended by the U.S. Commodity and Futures Trading Commission’s Market Risk Advisory Committee Interest Rate Benchmark Reform Subcommittee’s “SOFR First” initiative), interdealer broker screens may reduce the number of displayed quotes, or cease quoting activity entirely for relevant USD LIBOR-linked swaps. This could result in a reduction or substantial elimination of preferred input data that may consequently cause ICE Benchmark Administration Limited (“IBA”) to rely on less preferred input data to calculate and publish one or both ICE Swap Rates, which may adversely affect the perceived accuracy of the affected ICE Swap Rate relative to conditions in the market, which may in turn have a negative impact on the economic value of the notes.

In June 2020, following market consultation, IBA implemented a waterfall approach for the ICE Swap Rate methodology. The first level of the waterfall (“Level 1”) uses eligible, executable prices and volumes provided by regulated, electronic, trading venues. If these trading venues do not provide sufficient eligible input data to calculate a rate in accordance with Level 1 of the methodology, then the second level of the waterfall (“Level 2”) uses eligible dealer to client prices and volumes displayed electronically by trading venues. If there is insufficient eligible input data to calculate a rate in accordance with Level 2 of the waterfall, then the third level of the waterfall (“Level 3”) uses movement interpolation, where possible for applicable tenors, to calculate a rate.

•	THE 30-YEAR ICE SWAP RATE AND THE 2-YEAR ICE SWAP RATE AND THE MANNER IN WHICH IT IS CALCULATED MAY CHANGE IN THE FUTURE — There can be no assurance that the method by which the 30-Year ICE Swap Rate and the 2-Year ICE Swap Rate are calculated will continue in its current form. Any changes in the method of calculation could reduce the 30-Year ICE Swap Rate and/or the 2-Year ICE Swap Rate and may negatively impact the Spread and, therefore, the interest payable on the notes after the Initial Interest Periods.
•	UNCERTAINTY ABOUT THE FUTURE OF LIBOR MAY ADVERSELY AFFECT THE 30-YEAR ICE SWAP RATE AND THE 2-YEAR ICE SWAP RATE — The 30-Year ICE Swap Rate and the 2-Year ICE Swap Rate are based on a hypothetical interest rate swap referencing the U.S. Dollar London Interbank Offered Rate (“LIBOR”) with a designated maturity of three months. On March 5, 2021, the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative: (a) immediately after December 31, 2021, in the case of the 1-week and 2-month U.S. dollar settings; and (b) immediately after June 30, 2023, in the case of the remaining U.S. dollar settings. Based on undertakings received from the panel banks, the FCA does not expect that any LIBOR settings will become unrepresentative before the relevant dates set out above. Representative LIBOR rates will not, however, be available beyond the dates set out above. Publication of most of the LIBOR settings will cease immediately after these dates. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, whether LIBOR rates will cease to be published or supported before these dates or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR and it is impossible to predict the effect of any such alternatives on the value of the 30-Year ICE Swap Rate and the 2-Year ICE Swap Rate-based securities, such as the notes. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect the 30-Year ICE Swap Rate and the 2-Year ICE Swap Rate during the term of the notes and your return on the notes and the trading market for the 30-Year ICE Swap Rate and the 2-Year ICE Swap Rate securities, including the notes.
•	THE 30-YEAR ICE SWAP RATE AND THE 2-YEAR ICE SWAP RATE MAY BE DETERMINED BY THE CALCULATION AGENT IN ITS SOLE DISCRETION OR, IF THEY ARE DISCONTINUED OR CEASED TO BE PUBLISHED PERMANENTLY OR INDEFINITELY, REPLACED BY A SUCCESSOR OR SUBSTITUTE INTEREST RATE — If on a Determination Date, the 30-Year ICE Swap Rate and the 2-Year ICE Swap Rate cannot be determined by reference to Reuters Screen ICESWAP1 Page (or any successor page) at approximately 11:00 a.m., New York City time, then the Calculation Agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for U.S. dollar swaps, will determine the 30-Year ICE Swap Rate or the 2-Year ICE Swap Rate for that Determination Date in its sole discretion.

Notwithstanding the foregoing, if the Calculation Agent determines in its sole discretion on or prior to the relevant Determination Date that the relevant rate for U.S. dollar swaps has been discontinued or that rate has ceased to be published permanently or indefinitely, then the Calculation Agent will use as the 30-Year ICE Swap Rate or the 2-Year ICE Swap Rate for that Determination Date a substitute or successor rate that it has determined in its sole discretion,

JPMorgan Structured Investments —	PS-6
Callable Fixed to Floating Rate Notes Linked to the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due November 17, 2036

after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, to be (a) the industry-accepted successor rate to the relevant rate for U.S. dollar swaps or (b) if no such industry-accepted successor rate exists, the most comparable substitute or successor rate to the relevant rate for U.S. dollar swaps. If the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, the Business Day Convention, the Interest Accrual Convention, the definitions of business day, Day Count Fraction and Determination Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor it determines is needed to make that substitute or successor rate comparable to the relevant rate for U.S. dollar swaps, in a manner that is consistent with industry-accepted practices for that substitute or successor rate. Any of the foregoing determinations or actions by the Calculation Agent could result in adverse consequences to the Spread on the Determination Date and the Interest Rate which could adversely affect the return on and the market value of the notes. See “The Underlyings — Base Rates — USD ICE Swap Rate” in the accompanying product supplement.

•	the 30-Year ICE SWAP RATE or the 2-Year ICE Swap Rate May Not Be Published on a Determination DATE — Even if the 30-Year ICE Swap Rate or the 2-Year ICE Swap Rate is not permanently discontinued, such rate may not be available on Reuters Screen ICESWAP1 Page (or any successor page) on a Determination Date because such rate is not published by the Intercontinental Exchange (ICE). The 30-Year ICE Swap Rate and the 2-Year ICE Swap Rate may not be published by the ICE for various reasons. Recently, the frequency at which no ICE Swap Rate was published for any index maturity has been increasing and the frequency of non-publication may continue to increase. If the 30-Year ICE Swap Rate or the 2-Year ICE Swap Rate cannot be determined using the Reuters Screen ICESWAP1 Page (or any successor page) due to the non-publication of such rate on a Determination Date, such rate may be determined by the Calculation Agent in its sole discretion.
•	The TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, the estimated value of the notes will be provided in the pricing supplement, and the estimated value of the notes may be equal to the low end of the applicable range set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the low end of the range for the estimated value of the notes.
•	TAX DISCLOSURE — The information under “Taxed as Contingent Payment Debt Instruments" in this pricing supplement remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information under “Taxed as Contingent Payment Debt Instruments" in a supplement to this pricing supplement on or before the business day immediately preceding the issue date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of notes.

JPMorgan Structured Investments —	PS-7
Callable Fixed to Floating Rate Notes Linked to the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due November 17, 2036

Hypothetical Interest Rate for the Interest Period after the final Initial Interest Period

The Interest Rate for the Initial Interest Periods will be 5.00% per annum. For each Interest Period after the Initial Interest Period, the Interest Rate will be equal to (i) the Spread on the applicable Determination Date times (ii) the Multiplier. The following table illustrates the Interest Rate determination for the Interest Period after the final Initial Interest Period for a hypothetical range of performances for of the ICE Swap Rates and reflects the Multiplier of 4.0, the Maximum Interest Rate of 10.00% and the Minimum Interest Rate of 0.00% per annum. The hypothetical Spread and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual Spread or interest payment applicable to a purchaser of the notes.

Hypothetical Spread				Hypothetical Interest Rate (for the Interest Period after the final Initial Interest Period)
6.50%	×	4.0	=	10.00%*
5.50%	×	4.0	=	10.00%*
4.50%	×	4.0	=	10.00%*
3.50%	×	4.0	=	10.00%*
2.50%	×	4.0	=	10.00%
2.25%	×	4.0	=	9.00%
2.00%	×	4.0	=	8.00%
1.50%	×	4.0	=	6.00%
1.00%	×	4.0	=	4.00%
0.50%	×	4.0	=	2.00%
0.25%	×	4.0	=	1.00%
0.00%	×	4.0	=	0.00%
-0.50%	×	4.0	=	0.00%**
-1.00%	×	4.0	=	0.00%**
-1.50%	×	4.0	=	0.00%**
-2.00%	×	4.0	=	0.00%**

*The Interest Rate cannot be greater than the Maximum Interest Rate of 10.00% per annum.

**The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum.

These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown above would be lower.

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how to calculate the Interest Rate on the notes for three hypothetical Interest Periods after the Initial Interest Periods. The following examples assume that we have not called the notes prior to their scheduled Maturity Date, the Multiplier for the Interest Period is 4.0 and the actual number of days in the applicable Interest Period is 90. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: On the applicable Determination Date, the 30-Year ICE Swap Rate is 4.60% and the 2-Year ICE Swap Rate is 3.00%. Because the 30-Year ICE Swap Rate (4.60%) is greater than the 2-Year ICE Swap Rate (3.00%), the Spread is positive and is equal to 1.60%. Accordingly, the Interest Rate is 6.40% calculated as follows:

MAX [0, 4.0 × (4.60% - 3.00%)] = 6.40% per annum

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 6.40% × (90/360) = $16.00

JPMorgan Structured Investments —	PS-8
Callable Fixed to Floating Rate Notes Linked to the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due November 17, 2036

Example 2: On the applicable Determination Date, the 30-Year ICE Swap Rate is 5.50% and the 2-Year ICE Swap Rate is 1.00%. Because the 30-Year ICE Swap Rate (5.50%) is greater than the 2-Year ICE Swap Rate (1.00%), the Spread is positive and is equal to 4.50%. However, because (i) the Spread times (ii) the Multiplier is greater than the Maximum Interest Rate of 10.00% per annum, the Interest Rate is equal to the Maximum Interest Rate.

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 10.00% × (90/360) = $25.00

Example 3: On the applicable Determination Date, the 30-Year ICE Swap Rate is 1.50% and the 2-Year ICE Swap Rate is 5.00%. Because the 30-Year ICE Swap Rate (1.50%) is less than the 2-Year ICE Swap Rate (5.00%), the Spread is negative and is equal to -3.50%. However, because (i) the Spread times (ii) the Multiplier is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate is equal to the Minimum Interest Rate.

The hypothetical payments on the notes shown above apply only if the notes are not called prior to maturity and you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-9
Callable Fixed to Floating Rate Notes Linked to the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due November 17, 2036

What is an ICE Swap Rate?

An ICE Swap Rate is a rate for a U.S. dollar swap with a Designated Maturity and which appears on Reuters Screen ICESWAP1 Page (or any successor page) at approximately 11:00 a.m., New York City time, on each Determination Date, as determined by the Calculation Agent. The “Designated Maturity” is 2 years or 30 years, as the case may be, depending on whether the 2-Year ICE Swap Rate or the 30-Year ICE Swap Rate is being calculated. On the applicable Determination Date, if the 30-Year ICE Swap Rate or the 2-Year ICE Swap Rate cannot be determined by reference to Reuters Screen ICESWAP1 Page (or any successor page), then the Calculation Agent will determine the 30-Year ICE Swap Rate or the 2-Year ICE Swap Rate, as applicable, in accordance with the procedures set forth under “The Underlyings — Base Rates — USD ICE Swap Rate” in the accompanying product supplement and “and “Selected Risk Considerations — The 30-Year ICE Swap Rate and the 2-Year ICE Swap Rate May Be Determined by the Calculation Agent in its Sole Discretion or, if They Are Discontinued or Ceased to Be Published Permanently or Indefinitely, Replaced by a Successor or Substitute Interest Rate.”

Historical Information

The following graphs set forth the weekly historical performance of the ICE Swap Rates and the Spread from January 4, 2016 through October 22, 2021. Please note that recently, the frequency at which no ICE Swap Rate was published for any index maturity has been increasing and the frequency of non-publication may continue to increase. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The 30-Year ICE Swap Rate, as it appeared on Reuters Screen ICESWAP1 Page on October 26, 2021 was 1.888%. The 2-Year ICE Swap Rate, as it appeared on Reuters Screen ICESWAP1 Page on October 26, 2021 was 0.633%. The Spread on October 26, 2021 was 1.255%.

The ICE Swap Rates and the Spread data in the following graphs were obtained from Bloomberg Financial Markets at approximately 3:30 p.m. on the relevant dates and may not be indicative of the Spread, which is determined on any date of determination by reference to the ICE Swap Rates published on Reuters Screen ICESWAP1 Page at approximately 11:00 a.m., New York City time. The historical ICE Swap Rates and the Spread should not be taken as an indication of future performance, and no assurance can be given as to the ICE Swap Rates or the Spread on any Determination Date. We cannot give you assurance that the performance of the ICE Swap Rates and the Spread will result in any positive interest payments in any Interest Period subsequent to the final Initial Interest Period.

JPMorgan Structured Investments —	PS-10
Callable Fixed to Floating Rate Notes Linked to the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due November 17, 2036

JPMorgan Structured Investments —	PS-11
Callable Fixed to Floating Rate Notes Linked to the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due November 17, 2036

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than The Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Selected Purchase Considerations” and “Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period” in this pricing supplement for a description of the risk-return profile and market exposure payable under the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-37 of the accompanying product supplement are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

JPMorgan Structured Investments —	PS-12
Callable Fixed to Floating Rate Notes Linked to the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due November 17, 2036

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the second business day following the pricing date of the notes (this settlement cycle being referred to as T+2).

JPMorgan Structured Investments —	PS-13
Callable Fixed to Floating Rate Notes Linked to the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due November 17, 2036